Center Coast MLP & Infrastructure Fund

1600 Smith Street

Suite 3800

Houston, Texas 77002

March 29, 2017

James E. O’Connor

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Center Coast MLP & Infrastructure Fund —
Post-Effective Amendment No. 2 to Registration Statement on Form N-2
(File Nos. 333-210697 and 811-22843)

Dear Mr. O’ Connor:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Center Coast MLP & Infrastructure Fund (the “Fund”) hereby requests acceleration of the effective date of Post-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File Nos. 333-210697 and 811-22843), as filed with the Securities and Exchange Commission on February 10, 2017, so that it may become effective at 12:00 p.m., Eastern time, on Friday, March 31, 2017, or as soon as practical thereafter.

Sincerely,

CENTER COAST MLP & INFRASTRUCTURE FUND

By:	/s/ William H. Bauch
William H. Bauch
Chief Financial Officer and Treasurer